UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  0-54230

(Check one)

[  ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X ] Form 10-Q [ ] Form N-SAR

For Period Ended:  March 31, 2012

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:   Consolidation Services, Inc.

Former Name if Applicable:  ____________________________________

Address of Principal Executive Office (Street and Number):   2300 West Sahara Drive

City, State and Zip Code: Las Vegas, NV  89102

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable  effort or expense;

         [X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Registrant has been unable to complete its Form 10-Q for the quarter ended March 31, 2012, within the prescribed time, due to delays in completing the preparation of its financial statements and accompanying MD&A for this period. Such delays are primarily due to Registrant’s dedication of time to the preparation of its amended 2010 financial statement and obtaining a new audit for its Form 10-K/A; the preparation of its 2011 financial statement and obtaining an audit for that Form 10-K; as well as tending to normal operational matters. This has taken a significant amount of management's time away from the preparation of the Form 10-Q and delayed the preparation of the unaudited financial statements for the quarter ended March 31, 2012.

PART IV

OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Gary Kucher      (702)          949-9449

(Name)   (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              [  ] Yes [X] No

Amendment to 8K filed 5/6/2011

Amendment to 2010-10Q

Amendment to 2010-10Q

Amendment to 2010-10K

Amendment to March 2011-10Q

Amendment to June 2011-10Q

Amendment to September 2011-10Q

2011-10K

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

              [ ] Yes [  X] No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consolidation Services, Inc.

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  May 15, 2012

By:  /s/ Gary Kucher

Gary Kucher

Chief Executive Officer (Principle Executive Officer)